Filed Pursuant to Rule 433

Registration No. 333-168704

February 20, 2013

Pricing Term Sheet

Issuer:	The Goodyear Tire & Rubber Company

Security:	6.500% Senior Notes due 2021

Maturity:	March 1, 2021

Face Amount:	$900,000,000

Gross Proceeds:	$900,000,000

Gross Spread:	1.50%

Net Proceeds exclusive of accrued interest (after deducting underwriting discounts and commissions but before offering expenses):	$886,500,000

Coupon:	6.500%

Offering Price:	100.000% plus accrued interest, if any, from February 25, 2013

Yield:	6.500%

Trade Date:	February 20, 2013

Settlement Date:	February 25, 2013 (T+3)

Interest Payment Dates:	March 1 and September 1, beginning September 1, 2013

Record Dates:	February 15 and August 15

Optional Redemption:	On or after: March 1, 2016 March 1, 2017 March 1, 2018 March 1, 2019 and thereafter	Price: 104.875% 103.250% 101.625% 100.000%

Make Whole:	Makewhole call @ T+50bps prior to March 1, 2016

Equity Clawback:	35% at 106.500% prior to March 1, 2016

Spread to Treasury:	+ 500bps

Reference Treasury:	UST 7.875% due February 15, 2021

Underwriters:

Goldman, Sachs & Co.

Barclays Capital Inc.

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

BNP Paribas Securities Corp.

HSBC Securities (USA) Inc.

Natixis Securities Americas LLC

Wells Fargo Securities, LLC

CUSIP/ISIN:	382550BD2 / US382550BD26

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll free at 1-866-471-2526.